Contact

www.linkedin.com/in/jairaj-sethi-3823b525 (LinkedIn)

Jairaj Sethi

Co-founder, CTO at Substack
Toronto, Ontario, Canada

Experience

Substack
CTO
March 2018 - Present (5 years 2 months)

Homecoming
Advisor
February 2021 - Present (2 years 3 months)

Kik Interactive, Inc.
Head of Platform, Principle Developer
February 2012 - October 2017 (5 years 9 months)

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Education

Y Combinator
W18 · (2018 - 2018)

University of Waterloo
Bachelor of Mathematics · (2007 - 2011)